Royal Dutch Shell plc
Mr. Karl Hiller	Carel van Bylandtlaan 30
Branch Chief	2596 HR The Hague
Divison of Corporation Finance	The Netherlands
Mail Stop 7010	Tel +31 70 377 3120
Securities and Exchange Commission	Email Roy.Waight@shell.com
100 F Street, NE	Internet http://www.shell.com
Washington, D.C. 20549-4628
July 15, 2010

RE:	Royal Dutch Shell plc Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 16, 2010 File No. 001-32575 SEC letter June 29, 2010
Dear Mr. Hiller,
As Controller of Royal Dutch Shell plc (Royal Dutch Shell), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of June 29, 2010, to Simon Henry regarding the Royal Dutch Shell’s Form 20-F for the Fiscal Year Ended December 31, 2009. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell’s Form 20-F for the Fiscal Year Ended December 31, 2009, filed March 16, 2010 (Commission File Number 001-32575). Please see below our numbered responses to your comments.
Form 20F for the Fiscal Year Ended December 31, 2009
Financial Statements
Note 2 – Accounting Policies
Property, plant and equipment and intangible assets, page 102
1.	We note you disclose that you amortize capitalized costs related to your oil sands extraction facilities on a unit-of-production basis over proven and probable reserves. Please explain how your policy and disclosure will change to reflect your transition to successful efforts method.

Prior to December 31, 2009, Royal Dutch Shell’s oil sands operations were reported under SEC Industry Guide 7, which allowed for the disclosure of proven and probable minable reserves. Oil sands extraction activities are accounted for using the successful efforts method and, for periods up to and including 2009, the capitalised costs associated with the mines were
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Registered office: Shell Centre London SE1 7NA
Registered with the Dutch Trade Register under number 34179503

Mr. Karl Hiller
Securities and Exchange Commission
July 15, 2010
depreciated utilising both proven and probable reserves. The new SEC rules, Modernization of Oil and Gas Reporting and the revised FASB Topic 932, reclassified oil sands operations from mining to oil and gas producing activities. Accordingly, with effect from 2010, Royal Dutch Shell’s accounting policy for depreciating capitalised costs associated with the mines has changed to a unit-of-production basis over proved reserves. The impact of this change on Royal Dutch Shell’s Consolidated Financial Statements is not significant.
Note 28 – Legal Proceedings, page 138
2.	We note your disclosure regarding the groundwater contamination claims stating that you do not believe the outcomes of the remaining claims “will have a material impact on Shell.” Please enhance your disclosures to clarify the impact of these litigation matters on your financial condition and results of operations, rather than their “impact on Shell,” providing an estimate of the potential adverse financial effects to comply with paragraph 86 of IAS 37.

As disclosed, the remaining claims associated with groundwater contamination are not material to Royal Dutch Shell. Paragraph 31 of IAS 1 states that “[a]n entity need not provide a specific disclosure required by an IFRS if the information is not material.” Accordingly we do not believe such disclosure is required.
Supplementary Information – Oil and Gas, page 140
3.	Please provide the disclosures required by Item 1202(a)(7) of Regulation S-K related to your internal controls over the reserve estimation process.

The disclosure required by Item 1202(a)(7), can be found on page 21 of our Form 20-F, in the third full paragraph under the heading “Proved reserves.” For your convenience, we have replicated the disclosure below.
In 2009, we updated and enhanced our reserves assurance process by creating a central group of reserves experts, whom on average have over 25 years experience in the oil and gas industry. This group of experts are part of the Reserves Assurance and Reporting organisation (RAR). RAR provides primary assurance for all proved reserves bookings. A Vice President with over 35 years’ experience in the oil and gas industry currently heads RAR. He is a member of the Society of Petroleum Engineers and holds a Bachelor of Science in Petroleum Engineering from the University of Tulsa, Oklahoma, USA and Master of Science degrees in both Petroleum Engineering and Operations Research from Stanford University, California, USA. This RAR organisation reports directly to an Executive Vice President of Finance, who is a member of the Upstream Reserves Committee. The Upstream Reserves Committee is a multidisciplinary committee consisting of senior representatives from the Finance, Legal, Projects & Technology and the Upstream organisations. The Upstream Reserves Committee reviews and endorses all proved reserves bookings with final approval remaining with Shell’s Executive Committee. Internal Audit also provides secondary assurance through risk-based audits, focusing on the control framework and large proved reserves bookings.
Pursuant to the requirements of your letter, we acknowledge the following:
•	the company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

Mr. Karl Hiller
Securities and Exchange Commission
July 15, 2010
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further question or wish to discuss our responses, please contact either Joseph Babits at +31 70 377 4215 or me at
+31 70 377 3120.
Sincerely,
/s/ Roy Waight
Roy Waight
Executive Vice President Controller

cc.	Craig Arakawa US Securities and Exchange Commission

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